Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31	Year Ended December 31
($ in millions)	2016	2015(1)	2014(2)	2013	2012	2011(3)
Earnings:
Earnings from continuing operations before income taxes	$177	$632	$507	$394	$241	$(4)
Amortization of Capitalized Interest	—	2	1	2	2	3
Interest Capitalized	—	(2)	(2)	—	(2)	(2)
Net adjustment for earnings from affiliates	—	—	(2)	2	2	—
Fixed Charges:
Interest expensed and capitalized, including amortization of debt issuance	19	139	151	118	119	106
Portion of rental expenses on operating leases deemed to be representative of the interest factor (4)	3	21	18	15	15	15
Total Earnings	$199	$792	$673	$531	$377	$118
Fixed Charges:	$22	$160	$169	$133	$134	$121
Ratio of earnings to fixed charges	9.0	5.0	4.0	4.0	2.8	1.0

(1) For the year ended December 31, 2015, the Company recorded non-cash goodwill impairment charges of $75 million and a non-cash intangible asset impairment charge of $27 million, as well as $44 million of interest expense related to the early extinguishment of debt.
(2) For the year ended December 31, 2014, the Company recorded a non-cash goodwill impairment charge of $47 million and $37 million of interest expense related to the early extinguishment of debt.
(3) For the year ended December 31, 2011, the company recorded a non-cash goodwill impairment charge of $290 million.
(4) The proportion of rental expense deemed to be representative of the interest factor is one third.